SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Payment of Interest on Own Capital

(Rio de Janeiro, October 31, 2002) - PETROLEO BRASILEIRO S.A. - PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil & gas, petrochemicals and energy company announces to shareholders and the market in general that pursuant to its bylaws, the Board of Directors of Petroleo Brasileiro S. A. - PETROBRAS, meeting today, approved payment to shareholders in the form of interest on own capital, in accordance with Article 9 of Law 9.249/95 and Decrees n(0)2,673/98 and 3,381/00.

The amount of R$ 1,086 million to be distributed, corresponding to a gross value of R$ 1.00 per common and preferred shares, subject to income tax of 15% (fifteen per cent) withheld at source except in the case of shareholders who are exempt, will be disbursed until January 15, 2003, and will be based on the shareholding position as of November 12, 2002. The shares will be negotiated ex-interest on capital from November 13, 2002 on. These interest on capital are to be offset against the remuneration payable at the end of the 2002 fiscal year and shall be restated at the Selic rate of interest from the effective date of payment up to the end of the aforementioned fiscal year, if applicable.

Rio de Janeiro, October 31, 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS	THOMSON FINANCIAL/CARSON
Investor Relations Department	Isabel Vieira (New York)
Luciana Bastos de Freitas Rachid - Executive Manager	(212) 807-5110
E-mail: lrachid@petrobras.com.br	isabel.vieira@thomsonir.com
Carlos Henrique Dumortout Castro - Manager	Valter Faria (Brazil)
E-mail:carloshdc@petrobras.com.br	(11) 3848-0887 ext. 202
Av. Republica do Chile, 65 - 4th floor	valter.faria@thomsonir.com.br
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.